FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. NAME AND ADDRESS OF REPORTING PERSON

    Corwin, Daniel K.
    105 Curley Drive
    Orchard Park, NY  14127

2. ISSUER NAME AND TICKER OR TRADING SYMBOL

    Acme Electric Corporation  NYSE:ACE

3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (Voluntary)

    ###-##-####

4. STATEMENT FOR MONTH/YEAR

    June 1997

5. IF AMENDMENT, DATE OF ORIGINAL (Month/Year)



6. RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

   ___ Director     ___ 10% Owner    ___ Other (Specify below)

   _x_ Officer (Give title below)

    Vice President and General Manager
    Electronics Division
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED.
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                                   TRANSACTION
                                   -----------
1. TITLE OF SECURITY:              Common Stock

2. TRANSACTION DATE:
   (MM/DD/YY)

3. TRANSACTION CODE:

4. SECURITIES ACQUIRED (A)
   OR DISPOSED OF (D):
     AMOUNT
     (A) or (D)
     PRICE

5. AMOUNT OF SECURITIES
   BENEFICIALLY OWNED
   AT END OF ISSUER'S
   FISCAL YEAR:                    4,962

6. OWNERSHIP FORM:                 D
   DIRECT (D) OR
   INDIRECT (I)

7. NATURE OF INDIRECT
   BENEFICIAL OWNERSHIP:

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED (e.g., puts, calls, warrants, options, convertible
           securities)
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1. TITLE OF DERIVATIVE SECURITY:   Common    Common
                                   Stock     Stock
                                   Option*   Option*

2. CONVERSION OR EXERCISE PRICE
   OF DERIVATIVE SECURITY:         4.875     11.25

3. TRANSACTION DATE:               04/08/91  09/01/95
   (MM/DD/YY)

4. TRANSACTION CODE:               RTB       RTB

5. NUMBER OF DERIVATIVE
   SECURITIES ACQUIRED (A)
   OR DISPOSED OF (D):
     (A)
     (D)

6. DATE EXERCISABLE AND
   EXPIRATION DATE:
   (MM/DD/YY)
     DATE EXERCISABLE              04/08/92  09/01/96
     EXPIRATION DATE               04/07/01  08/31/05

7. TITLE AND AMOUNT OF
   UNDERLYING SECURITIES:
     TITLE                         Common    Common
                                   Stock     Stock
     AMOUNT OR NUMBER OF SHARES    8,000     5,000

8. PRICE OF DERIVATIVE
   SECURITY:

9. NUMBER OF DERIVATIVE
   SECURITIES BENEFICIALLY
   OWNED AT END OF YEAR:           13,000

10. OWNERSHIP OF
    DERIVATIVE SECURITY:
    DIRECT (D) OR INDIRECT (I)     D

11. NATURE OF INDIRECT
    BENEFICIAL OWNERSHIP:


EXPLANATION OF RESPONSES:

* Options are exercisable at 25% per year, beginning with the exercisable date. After four years, all shares become eligible for exercise.





SIGNATURE OF REPORTING PERSON:**   /s/


DATE:                              June 30, 1997


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).